Exhibit 99.1

April 16, 2026	320 Bay Street, 14th floor Toronto ON, M5H 4A6 www.computershare.com

To: All Canadian Securities Regulatory Authorities
      New York Stock Exchange

AMENDED 2

Subject: SEABRIDGE GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	March 30, 2026
Record Date for Voting (if applicable) :	March 30, 2026
Beneficial Ownership Determination Date :	March 30, 2026
Meeting Date :	May 22, 2026
Meeting Location (if available) :	Toronto, ON - Amended
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	811916105	CA8119161054
COMMON 144A RESTRICTED CLASS	811916303	US8119163033
COMMON REG D/DTD EXP NOV 23/14	811916881	US8119168818

Sincerely,

Computershare
Agent for SEABRIDGE GOLD INC.